SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from               to               .
Commission file number 0-12385
Aaron Rents, Inc. Employees Retirement Plan and Trust
Full title of the plan and the address of the plan, if different from that of the issuer named below
AARON RENTS, INC
309 E. PACES FERRY ROAD, N.E.
ATLANTA, GA 30305-2377
This report contains a total of 12 sequentially numbered pages.
Exhibit Index appears on page 11.

Financial Statements and Supplemental Schedules
Aaron Rents, Inc. Employees Retirement Plan and Trust
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Audited Financial Statements and Supplemental Schedules
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Employee Benefits Committee
Aaron Rents, Inc. Employees Retirement Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Aaron Rents, Inc. Employees Retirement Plan and Trust as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2007, and assets (held at end of year) as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Atlanta, GA
June 27, 2008

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$25,692,702	$26,046,113
Contributions receivable:
Employer	37,389	25,740
Participant	108,595	78,628

Net assets available for benefits	$25,838,686	$26,150,481

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2007	2006
Additions to net assets attributed to:
Interest and dividend income	$2,730,885	$1,363,476
Contributions:
Participant	2,480,116	2,388,028
Employer	819,712	784,182
Rollover	154,073	25,643

Total additions	6,184,786	4,561,329

Net (depreciation) appreciation in fair value of investments	(4,091,909)	2,685,421

Deductions from net assets attributed to:
Distributions	(2,404,672)	(1,864,329)

Net (decrease) increase	(311,795)	5,382,421
Net assets available for benefits at beginning of year	26,150,481	20,768,060

Net assets available for benefits at end of year	$25,838,686	$26,150,481

See accompanying notes.

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of Aaron Rents, Inc. Employees Retirement Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions, and Plan termination may be found in the Summary Plan Description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.
The Plan is a defined contribution plan covering substantially all employees of Aaron Rents, Inc. (the Company). Any employee of the Company who attains 21 years of age and has completed one year of service (as defined in the Plan document) is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Employee Benefit Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan agreement, determination of benefits due to participants, and authorization of disbursements from the net assets available for benefits.
Participation is voluntary and participants may contribute up to ten percent of their annual compensation in the form of a salary deferral, thereby deferring related income tax pursuant to Section 401(k) of the Internal Revenue Code (the Code). Participants may also contribute up to an additional ten percent of their aggregate annual compensation paid by the Company during all years they have been a participant under the Plan and any other qualified retirement plan adopted by the Company; however, income taxes on this additional portion of the participant’s compensation may not be deferred. The Company matches 50% of the first 4% of compensation that a participant contributes to the Plan.
Individual accounts are maintained for each participant. Investment income earned by the Plan is allocated to participants’ accounts based upon relative balances of the individual accounts as of the valuation date for which the allocation is being made. At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. In 2007 and 2006, the Company chose to reduce its matching contribution by forfeitures of $73,338 and $68,217, respectively. Unallocated forfeiture account balances totaled $43,443 and $8,038 for the years ended December 31, 2007 and 2006, respectively.

Participants are immediately vested in their contributions and earnings thereon. The Plan provides for 20% vesting of all Company contributions after two years of service (as defined in the Plan document) are completed with subsequent vesting at an additional 20% per service year until the participant is fully vested.
A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested. The Plan’s assets will be distributable to the participants in accordance with the respective values of their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are based on the accrual basis.
Valuation of Investments
The Plan’s investments are stated at fair value. Shares of mutual funds and Aaron Rents, Inc. common stock investments are valued based on quoted market prices in an active market which represent the net asset value of shares held by the Plan at year-end.
SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (SunTrust Retirement Stable Asset Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Plan's interest in the SunTrust Retirement Stable Asset Fund; however no adjustment from fair value to contract value was necessary as contract value approximates fair value.

The fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the SunTrust Retirement Stable Asset Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Administrative Costs
The Company pays all administrative costs of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.
New Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
3. Investments
During 2007 and 2006, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by SunTrust Bank (the Trustee):

	December 31
	2007	2006
Mutual funds (Quoted Market Prices)	$(1,741,644)	$555,300
Aaron Rents common stock (Quoted Market Prices)	(2,507,666)	2,002,664
Common trust funds (Fair Value)	157,401	127,457

	$(4,091,909)	$2,685,421

Investments that represent 5% or more of the value of the Plan’s net assets are as follows:

	December 31
	2007	2006
Aaron Rents, Inc. Common Stock	$5,047,797	$7,494,619
SunTrust Bank:
STI Classic International Equity Fund	1,700,381	1,239,930	*
Alliance Bernstein Balanced Shares A	2,674,106	2,392,431
STI Classic Capital Appreciation Fund	2,521,225	2,020,544
SunTrust Retirement Stable Asset Fund B	3,538,707	3,511,283
STI Classic Large Cap Value Fund	4,476,384	4,527,209
STI Classic Small Cap Value	2,461,104	2,454,756
Franklin Small-Mid Cap Growth Fund	1,769,548	1,435,594

*	Investment was less than 5% of net assets.
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
5. Transactions with Parties-in-Interest
Certain Plan investments are shares of funds managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions.
The Plan held 262,358 and 260,410 shares of Aaron Rents, Inc. Common Stock valued at $5,047,797 and $7,494,619 at December 31, 2007 and 2006, respectively. The Plan received $15,645 and $14,508 in dividends from Aaron Rents, Inc. Common Stock in 2007 and 2006, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules
Aaron Rents, Inc.
Employees Retirement Plan and Trust
Schedule H Line 4a — Schedule of Delinquent Participant Contributions
EIN. #58-0687630   Plan No. #001
For the Year Ended December 31, 2007

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

$244,283	$244,283

Aaron Rents, Inc.
Employees Retirement Plan and Trust
Schedule H Line 4i — Schedule of Assets
(Held at End of Year)
EIN. #58-0687630   Plan No. #001
December 31, 2007

	(b)
	Identity of Issue,		(e)
	Borrower, Lessor or	(c)	Current
(a)	Similar Party	Description of Investment	Value
*	Aaron Rents, Inc.	Aaron Rents, Inc. Common Stock	$5,047,797

*	SunTrust Bank	Goldman Sachs Mid Cap Value Fund	478,665

*	SunTrust Bank	Franklin Small-Mid Cap Growth Fund	1,769,548

*	SunTrust Bank	STI Classic Capital Appreciation Fund	2,521,225

*	SunTrust Bank	STI Classic US Government Securities Fund	1,024,785

*	SunTrust Bank	STI Classic International Equity Fund	1,700,381

*	SunTrust Bank	SunTrust Retirement Stable Asset Fund B	3,538,707

*	SunTrust Bank	STI Classic Small Cap Value Fund	2,461,104

*	SunTrust Bank	STI Classic Large Cap Value Fund	4,476,384

*	SunTrust Bank	Alliance Bernstein Balanced Shares A	2,674,106

			$25,692,702

*	Party in Interest
Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron Rents, Inc. Employees Retirement Plan and Trust (Name of Plan)
Date June 27, 2008	/s/ JAMES L. CATES
	Name:	James L. Cates
	Title:	Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page

23	Consent of Ernst & Young LLP	12